FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of October, 2022

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated October 24, 2022, announcing that Gilat Awarded Over $10M to Power IFC Applications of Tier-1 Global Aerospace System Integrator.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated October 24, 2022	By: /s/ Doron Kerbel
Doron Kerbel
General Counsel & Company Secretary

Gilat Awarded Over $10M to Power IFC Applications of Tier-1
Global Aerospace System Integrator

Ka-band transceivers from Gilat's Wavestream subsidiary will support in-flight connectivity

Petah Tikva, Israel, October 24, 2022 -- Gilat Satellite Networks Ltd. (Nasdaq: GILT, TASE: GILT), a worldwide leader in satellite networking technology, solutions, and services, announced today the receipt of more than $10M in orders for transceivers to power the IFC applications of a Tier-1 global aerospace system Integrator.

Gilat’s fully-owned US-based subsidiary, Wavestream, will provide its Ka-band AeroStream™ family of transceiver products to enable in-flight connectivity.

“We are pleased to fulfill the burgeoning demand of our longtime trusted partner who, for years, has continued to rely on our Ka-band transceiver solution for in-flight connectivity,” said Bob Huffman, Wavestream’s General Manager and Gilat's Senior VP. “With these new orders, Wavestream is growing its lead in the IFC marketplace, now with over 3,000 units successfully operating on commercial and business aviation aircraft worldwide.”

About Wavestream

Wavestream, a Gilat subsidiary is the industry leader in the design and manufacture of next generation satellite communications high power transceivers for In-Flight Connectivity, Ground Mobility and Gateway markets. Since 2001, we provide system integrators with field-proven, high performance Ka, Ku and X-band Solid State Power Amplifiers (SSPAs), Block Upconverters (BUCs), Block Down Converters and Transceivers. We design, manufacture and repair our products in-house and have delivered over 40,000 systems in the past 15 years. Wavestream products provide high quality and reliability under the harshest environmental conditions and we are currently certified to ISO 9001:2008 and AS9100D standards. For further details please visit www.wavestream.com.

About Gilat

Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications.

With over 30 years of experience, we create and deliver deep technology solutions for satellite, ground and new space connectivity and provide comprehensive end-to-end solutions and services, powered by our innovative technology. We believe in the right of all people to be connected and are united in our resolution to provide communication solutions to all reaches of the world.

Delivering high value solutions, our portfolio is comprised of a cloud-based platform and high performance satellite terminals designed to work in harmony with satellite constellations, including Very High Throughput Satellites (VHTS) and Software-Defined Satellites (SDS) in multiple orbits; high performance Satellite On-the-Move (SOTM) antennas; and highly efficient, high-power Solid State Power Amplifiers (SSPA) and Block Upconverters (BUC).

Gilat’s comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, mobility, cellular backhaul, military, government, and enterprise, all while meeting the most stringent service level requirements. For more information, please visit: www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, risks associated with the outbreak and global spread of the coronavirus (COVID-19) pandemic; changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission. We undertake no obligation to update or revise any forward-looking statements for any reason.

Contact:
Gilat Satellite Networks
Doreet Oren, Senior Director Corporate Communications
DoreetO@gilat.com

EK Global IR
Ehud Helft, Managing Partner
ehud@ekgir.com